Exhibit 99.1

Fuwei Films (Holdings) Co., Ltd. Announces Proposed New Executive Officer

BEIJING, China, December 16, 2022 – Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, announced that immediately upon the completion of the merger transaction previously announced on July 19, 2022 contemplated by the agreement and plan of merger between Fuwei Films and BaiJiaYun Limited, Mr. Yong Fang will be appointed as the chief financial officer of the Company and Ms. Jingjing Cheng, the current chief financial officer of the Company, is expected to resign from such role.

Mr. Yong Fang has served as the chief financial officer of BaiJiaYun Limited and its subsidiaries since June 2021. Mr. Fang is experienced in finance and accounting. From July 2018 to May 2021, he served as the assistant controller of Sangraf International Inc., a company focuses on manufacturing and distribution of premium graphite electrodes globally. From January 2018 to July 2018, Mr. Fang served as the technical accounting manager at SOA Projects, Inc., a company providing clients ranging from high-tech startups to fortune 100 companies with professional service including technical accounting, financial reporting and internal audit. From January 2015 to January 2018, Mr. Fang served as the senior auditor at the San Francisco office of Marcum LLP, an independent public accounting & advisory services firms. From January 2014 and January 2015, Mr. Fang worked as financial consultant at Murdock and Martel, which provides accounting, finance and human resources services to established and emerging growth companies in Silicon Valley, California. Mr. Fang received his MBA degree in 2013 from Thomas Jefferson University/Philadelphia University. He received his master’s degree in Accounting and Financial Management in 2008 from Temple University. He earned his bachelor’s degree in Accounting in 2002 from Hunan University. He holds a Certified Public Accountant designation from the State of New York and a Certified Fraud Examiner (inactive) from ACFE.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei’s BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending transaction described herein, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the equity values, the benefits of the proposed transaction, expected revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transaction. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company’s reports filed with the U.S. Securities and Exchange Commission which, among other things, include the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People's Republic of China (“China”) conducted by certain countries; uncertainty around coronavirus (COVID-19) outbreak and the effects of government and other measures seeking to contain its spread, uncertainty around U.S.-China trade war and its effect on the Company’s operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years; the effect of the announcement of the transaction with BJY on the ability of the Company to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or BJY do business, or on the Company’s or BJY’s operating results and business generally; risks that the transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transaction; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, at all or in a timely manner; risks that the proposed transaction may not close due to prohibition by a governmental entity; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction documents; any material adverse change with respect to the financial position, performance, operations or prospects of the Company or BJY; changes in applicable laws and regulations; risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners; and business disruption following the transaction. The forward-looking information provided herein represents the Company’s estimates as of the date of the press release, and subsequent events and developments may cause the Company’s estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the documents that the parties have filed or furnished, or may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and BJY, the Company and their subsidiaries and affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

For more information, please contact:

In China:

Ms. Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Shiwei Yin

Investor Relations

Grayling

Phone: +1-646-284-9474

Email: shiwei.yin@grayling.com